Exhibit 99.2

510 Burrard St, 3rd Floor
Date: June 10, 2015	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TILL CAPITAL LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting (AMENDED)
Record Date for Notice of Meeting :	June 15, 2015 (AMENDED)
Record Date for Voting (if applicable) :	June 15, 2015 (AMENDED)
Beneficial Ownership Determination Date :	June 15, 2015 (AMENDED)
Meeting Date :	July 21, 2015
Meeting Location (if available) :	1600 - 925 W. Georgia St. ,Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
RESTRICTED VOTING SHARES	G8875E107	BMG8875E1075

Sincerely,

Computershare
Agent for TILL CAPITAL LTD.